Filed by Alithya Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971)

March 16, 2018

Friday, March 16, 2018

ALITHYA ANNOUNCES AN AGREEMENT WITH EDGEWATER TECHNOLOGY TO CREATE A NORTH-AMERICAN DIGITAL TECHNOLOGY

TRANSFORMATION LEADER

Dear colleagues,

I am extremely pleased to inform you that we have concluded an agreement with Edgewater Technology for the creation of a new combined company under the Alithya brand. Edgewater is a digital technology consulting firm specializing in ERP (Oracle and Microsoft) with operations mainly in the United States. It employs approximately 400 people and is active in the finance, manufacturing, and health sectors.

The new entity will become a North-American leader in digital technology transformation. This company, in which the current shareholders of Alithya will hold the majority of shares, will employ 2,000 people. The head office of the new entity will be in Quebec and I will have the privilege of being its President and CEO.

Edgewater’s operations will report to Claude Rousseau, Alithya’s COO. Mathieu Lupien, will be CFO of the new company. Other corporate functions will report to current Alithya leaders. I am also pleased to announce that Russell Smith, head of Edgewater’s Microsoft practice, will lead the new company’s American operations.

This is great news for Alithya. As with any transaction we consider, we paid particular attention to the culture of the company and to its complementarity to our commercial activities. We are confident that this acquisition will allow us to better serve our clients, offer new career opportunities for our employees, and create value for our shareholders. Moreover, it opens us up to new markets and practices in strong demand from our existing and potential clients.

Our plan to become a public company becomes a reality with this transaction

Edgewater Technology is a publicly traded company, listed on the NASDAQ Stock Market. Therefore, our plan to become a publicly traded company will proceed at the same time. Over the next few weeks, we will embark on the process of listing Alithya on the Toronto Stock Exchange (TSX) as well. We expect the transaction to close over the summer. Our activities will then officially be combined with Edgewater’s and Alithya will become a publicly traded company, listed on the NASDAQ and the TSX.

Our new status as a public company will give us more flexibility to realise our future growth plans. In addition, our shareholders will then be able to trade our shares in public markets. Our employee-shareholders will also have the possibility to invest their shares in an RRSP.

I am extremely proud of this major milestone in our development, as are our executives and the members of our Board. We reached this historic moment thanks to the rigorous work and the commitment of each of you. I thank you deeply for that. I am enthusiastic about all the work we have accomplished together over the last few years and I am looking to our future with great optimism.

The next few months will be very busy considering all the work involved in finalising the transaction and that could become a distraction. I encourage you to focus on your clients and your projects and to pursue your excellent work. Do not hesitate to share this news with your networks.

If you wish to know more about Edgewater, I invite you to visit their website at www.edgewater.com.

Important: This announcement means that we must now act as a public company. Therefore, it is essential that you refer all calls from reporters to Gladys Caron, Head of communications, at 514 506-0654. We also ask you to be prudent in your comments on social media.

We will keep you informed of the developments regarding this transaction on a regular basis. In the meantime, you may always count on your managers to answer your questions.

Thank you for your trust and your commitment,

Paul Raymond

Président et chef de la direction

Important Information for Shareholders and Other Investors

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. The proposed transaction will be submitted to the shareholders of each of Alithya Group Inc. (“Alithya”) and Edgewater Technology, Inc. (“Edgewater”) for their consideration. The combined company (“New Alithya”) will also prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 regarding the proposed transaction, which will include a prospectus/proxy statement for Edgewater’s shareholders jointly prepared by Alithya and Edgewater. Alithya plans to mail its shareholders a management proxy circular in connection with the proposed transaction. Alithya, Edgewater and New Alithya may also file other documents with the SEC from time to time.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about New Alithya, Alithya and Edgewater once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Edgewater will be available free of charge on Edgewater’s website at www.edgewater.com under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting Edgewater by e-mail at ir@edgewater.com, or by phone at (781) 246-3343.

Participants in the Solicitation

Alithya, Edgewater and New Alithya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Edgewater in connection with the proposed transaction. Information about the directors and executive officers of Edgewater is set forth in the proxy statement on Schedule 14A for Edgewater’s 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, the tax treatment of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction, the combined company’s plans and objectives, future opportunities for the combined company and services, future financial performance and operating results, and any other statements regarding Alithya’s and Edgewater’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Alithya’s or Edgewater’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Alithya’s or Edgewater’s shareholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory or court approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Alithya and Edgewater; the effects of the business combination on Alithya and Edgewater following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships involving either or both Alithya and Edgewater resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of the combined companies to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; shortages, delays in delivery and interruptions of supply of equipment, supplies and materials; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through the Edgewater’s web site at ir@edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the prospectus/proxy statement that will be included in the Registration Statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. Each of Alithya and Edgewater does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.